UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)

X Form 10-K   __Form 20-F  __Form 11-K  __ Form 10-Q  _Form N-SAR __Form N-CSR

For the year ended:  March 31, 2015

(   ) Transition Report on Form 10-K

(   ) Transition Report on Form 20-F

(   ) Transition Report on Form 11-K

(   ) Transition Report on Form 10-Q

(   ) Transition Report on Form N-SAR

For the Transition Period Ended: ___________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

Studio II Brands, Inc.

Full name of registrant

Florida	0-50000	65-0664963
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
16/F Honest Motors Building 9-11 Leighton Road Causeway Bay, Hong Kong
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(  ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) b. The subject annual report, semi-annual report, transition on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following  the  prescribed  due date;  or the subject quarterly  report or  transition report on Form 10-Q or subject distribution report on Form 10-D, or portion  thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(   ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

We were not able to complete the required financial statements for this period on a timely basis.  We expect to file the required report within the allotted extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Cheung Ming

(852) 2890- 1818

Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).  (X) Yes  (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   (  ) Yes    (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Studio II Brands, Inc.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Cheung Ming, President

Date:  June 29, 2015